PRESS RELEASE
CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE November 16, 2011
ADDITIONAL ASSAYS FROM PRAIRIE CREEK EXPLORATION DRILLING • High grade vein mineralization intersected

Vancouver, British Columbia, November 16th, 2011 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to report further positive results from its 2011 diamond drilling activities at the Company’s 100% owned Prairie Creek Mine in the Northwest Territories.

Additional high grade base metal values have been returned from a diamond drilling program that was testing the near surface upper levels of the main vein structure utilizing the company owned Longyear drill rig, above the National Instrument 43-101 defined mineral resource.

Main Vein Exploration

Drill holes PC-11-197 to PC-11-204 represent a continuation of a series of drill holes (PC-11-188 to 196) that were previously reported on October 3, 2011, targeted in the upper level vein area, close to surface and above the presently defined vein resource. The vein structure was intersected and identified in each completed hole. The new results of the vein drilling are as follows:

High Level Vein Drill Program
Drillhole	From (m)	To (m)	Interval (m)	Pb (%)	Zn (%)	Ag (g/t)	Cu (%)	Recovery (%)
PC-11-197	55.19	56.39	1.20	5.76	5.11	113	0.265	97
PC-11-197	60.20	62.48	2.28	4.44	14.48	100	0.415	84
PC-11-198	48.59	49.89	1.30	1.39	2.62	16	0.022	99
PC-11-198	55.57	61.82	6.25	2.42	5.92	18	0.058	90
PC-11-199	54.86	57.65	2.79	5.83	10.07	71	0.216	81
PC-11-200A	49.04	50.50	1.46	0.91	4.99	27	0.058	91
PC-11-200A	54.65	57.13	2.48	12.21	19.82	232	0.552	91
PC-11-201	48.61	50.20	1.59	4.44	6.51	110	0.235	29
PC-11-201	55.10	60.21	5.11	2.43	8.80	45	0.118	74
PC-11-202	28.96	29.80	0.84	23.00	8.26	300	0.360	92
PC-11-202	49.55	53.34	3.79	9.11	15.57	138	0.404	87
PC-11-203	56.00	60.40	4.40	1.57	9.62	50	0.164	25
PC-11-204	53.34	56.80	3.46	1.12	7.50	18	0.039	93
Bold intervals indicate weighted composite values

Most of the assays listed in the Table above are length-weighted composites which contain significantly higher grade internal values, such as in PC-11-202 which contained 20.45% Pb, 33.15% Zn, 300 gpt Ag and 0.752% Cu over 0.74 metres of core and PC-11-200A which returned values of 11.86% Pb, 23.77% Zn, 217 gpt Ag and 0.372% Cu over 2.04 metres of core.

Due to the close proximity to surface, the mineralization is highly weathered and 70–90% oxidized, which inhibited core recovery and grade determination. A number of holes that reported two veins are being further assessed to determine their structural relationship. The 930M mine level workings are located approximately 75 metres below these drill intercepts.

Stockwork Exploration

Drill holes PC-11-205, 207 and 208 tested an area above a previously defined zone, known as “the stockwork zone”, which contains a series of narrow high grade veins trending at oblique angles to the main vein strike.  Holes PC-11-207 and 208 reported wide moderate grade intercepts resulting from compositing a number of narrow veins together.  Hole PC-11-205 did not report any significant assays.

High Level Stockwork Drill Program
Drillhole	From (m)	To (m)	Interval (m)	Pb (%)	Zn (%)	Ag (g/t)	Cu (%)	Recovery (%)
PC-11-207	98.22	98.76	0.54	1.78	5.78	12	0.014	69
PC-11-207	118.40	121.00	2.60	2.55	4.62	21	0.026	100
PC-11-207	162.60	165.81	3.21	6.63	6.43	95	0.148	87
PC-11-207	173.19	180.25	7.06	1.50	4.60	18	0.048	57
PC-11-207	182.95	187.15	4.20	1.77	5.46	55	0.131	100
PC-11-208	187.30	190.00	2.7	4.36	5.83	70	0.106	66
Bold intervals indicate weighted composite values

Hole PC-11-206 is being drilled as part of the deep drilling campaign and had reached a depth of 1,365 metres, approximately 300 metres short of target, at the end of October when the onset of the winter season forced suspension of the 2011 drilling program.  Hole PC-11-206 will be completed in the 2012 drilling season.

2011 Drill Program Completed

The 2011 diamond drill exploration program at Prairie Creek was completed at the end of October. In summary, 26 shallow holes were drilled with the Company’s Longyear rig, achieving 3,125 metres of coring directed at vein and stratabound targets in the immediate mine area. The vein structure was intersected and identified in each completed hole, many of which returned high grade base metal values.

The deep drilling program in the Casket Creek area, utilizing the TM-2500 rig totalled 2,513 metres of coring in four holes including wedges and successfully intersected significant vein-type zinc and lead mineralization about 1.6 kilometres north along a projected strike extension of the geological structure that hosts the defined mineral resource at the mine and demonstrated the probable continuation of vein-type mineralization similar to that located within the main zone at the Prairie Creek Mine.

The majority of assays from the 2011 drill program have now been reported and the Company is presently awaiting assay results for two remaining two holes in the shallow drilling campaign.

Quality Assurance/Quality Control

The drill core samples were cut by diamond saw and securely, through chain of custody, shipped to Acme Analytical Labs in Vancouver for initial multi-element assay by ICP-ES analysis. Further assays and analysis was completed where appropriate and standards, duplicates and blanks were inserted and included within the analysis. Alan Taylor, P. Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the exploration program, and is a Qualified Person for the purposes of NI 43-101 and has approved this press release

Prairie Creek Project Background

The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

The mineral resource at the Prairie Creek Project comprises total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161 grams silver per tonne and a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne. [Technical Report October 2007, Minefill Services Inc Dr. David Stone and Stephen Godden, Qualified Independent Persons, in compliance with NI 43-101].

The planned development and operation of the Prairie Creek Mine is currently undergoing Environmental Assessment by the Mackenzie Valley Environmental Impact Review Board. The public registry for the Environmental Assessment was closed on September 22, 2011 and now awaits the recommendations of the Review Board. The Company’s environmental assessment report demonstrates that the Prairie Creek Mine can be successfully operated, and eventually closed, with minimal impacts on the environment. The assessment indicates that operation of the Mine will not have any significant impacts on fish or aquatic life and will not have any significant adverse effect on the ecological integrity of Nahanni National Park Reserve.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website: www.canadianzinc.com